SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes    No X

(Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes    No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes    No X

(If “Yes” is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82-                    )

SIGNATURE
EXHIBIT INDEX
ANNOUNCEMENT DATED AUGUST 2, 2004

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

99.1:	Announcement dated August 2, 2004, and published in the newspapers in
Hong Kong on August 3, 2004, regarding the clarification of recent newspaper articles and price and trading volume movements.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
	By:	/s/ Xiaoan Wu
		Name:	Xiaoan Wu
Date: August 3, 2004		Title:	Chairman

EXHIBIT INDEX

Exhibit	Description
99.1:	Announcement dated August 2, 2004, and published in the newspapers in
Hong Kong on August 3, 2004, regarding the clarification of recent newspaper articles and price and trading volume movements.